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                                                          OMB APPROVAL
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                  Under the Securities Exchange Act of 1934
                        (Amendment No. 11)*
                                      ---

                  ONE VALLEY BANCORP OF WEST  VIRGINIA, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 682419 10 6
                       --------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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================================================================================

CUSIP No. 682419 10 6          13G                        Page  2  of  5  Pages
          -----------                                          ---    ---

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        One Valley Bank, National Association, as executor or trustee under certain estates and trusts holding stock of the issuer. One Valley Bank, National Association is a wholly-owned subsidiary of the issuer.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

              535,076 shares held as sole trustee or sole executor

        6  SHARED VOTING POWER

              1,024,181 shares in which Bank shares voting power; Bank as a policy decision permits other co-trustees to vote shares

        7  SOLE DISPOSITIVE POWER

             535,436

        8  SHARED DISPOSITIVE POWER

             1,833,261

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,368,697

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.89%

12 TYPE OF REPORTING PERSON*

      BK

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                       2
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Item 1(a).  Name of Issuer:

     One Valley Bancorp of West Virginia, Inc.
 ------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

    One Valley Square
- ------------------------------------------------------------------

    Charleston, West Virginia 25301
- ------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

One Valley Bank, National Association (a wholly-owned subsidiary of the Issuer),
- --------------------------------------------------------------------------------
as Trustee and Co-trustee under certain trusts
- --------------------------------------------------------------------------------


Item 2(b).  Address of Principal Business Office or, if none,
  Residence:

One Valley Square
- --------------------------------------------------------------------------------

Charleston, West Virginia 25301
- --------------------------------------------------------------------------------

Item 2(c).  Citizenship:

    United States of America
- --------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

    Common Stock
- --------------------------------------------------------------------------------

Item 2(e).  CUSIP Number:

       682419 10 6
- --------------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (Not applicable)

Item 4.    Ownership.

            (a) Amount Beneficially Owned:

                 2,368,697
              ---------------------------------------------------------

                                       3
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  (b) Percent of Class:

                    13.89%
               --------------------------------------------------------

     (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the
       vote  535,076
            -------------
       (ii) shared power to vote or to direct the
       vote  1,024,181
            ----------------
       (iii) sole power to dispose or to direct the
       disposition of   535,436
                      -------------
       (iv) shared power to dispose or to direct the
       disposition of   1,833,261
                      -----------------

Item 5.   Ownership of Five Percent or Less of a Class:

          (Not applicable)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          All shares are held by the Bank as trustee, co-trustee, executor or co-executor, and numerous individuals have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. However, at the present only four individuals, Mary Price Ratrie, R. Marshall Evans, Charles C. Dickinson, III, and Robert F. Goldsmith, have the right to receive or the power to direct the receipt of dividends from more than 5% of these securities.

Item 7.   Identification and Classification of the Subsidiary which
          Acquired the Security being Reported on by the Parent Holding Company:

          (Not applicable)

Item 8.   Identification and Classification of Members of the Group:

          (Not applicable)

Item 9.   Notice of Dissolution of Group:

          (Not applicable)

Item 10.  Certification.

          (Not applicable)

                                       4
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Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                   01-24-95
- --------------------------------------------------------------------------------
Date


       /s/ Phyllis H. Arnold
- --------------------------------------------------------------------------------
Signature


     Phyllis H. Arnold, President and Chief Executive Officer
- --------------------------------------------------------------------------------
Name/Title

                                       5